Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (No. 333-102211) on Form S-8 pertaining to the National Fuel Gas Company Tax-Deferred Savings Plan for Non-Union Employees of our report dated June 21, 2013, relating to the statements of net assets available for benefits of National Fuel Gas Company Tax-Deferred Savings Plan for Non-Union Employees as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule of assets (held at end of year) as of December 31, 2012, which report is included in the Form 11-K of the National Fuel Gas Company Tax-Deferred Savings Plan for Non-Union Employees.

/s/ Bonadio & Co., LLP

Bonadio & Co., LLP

June 21, 2013

Pittsford, New York